UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2024

Commission File Number: 001-41569

LANVIN GROUP HOLDINGS LIMITED

4F, 168 Jiujiang Road,

Carlowitz & Co, Huangpu District

Shanghai, 200001, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Appointment of Chief Financial Officer

Mr. David Chan, the Executive President and interim Chief Financial Officer (“CFO”) of Lanvin Group Holdings Limited (the “Company”) has been formally appointed as the Company’s CFO.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LANVIN GROUP HOLDINGS LIMITED

By:	/s/ Eric Chan
Name: Eric Chan
Title: Chief Executive Officer

Date: February 20, 2024